

06013961

Ladbrokes PLC

COMPANIES ACT 1985 ("THE ACT")

SECTION 198 NOTIFICATION

LADBROKES PLC ("THE COMPANY") RECEIVED NOTIFICATION ON 5 MAY 2006 FROM CREDIT SUISSE ("CS"), PURSUANT TO PART VI OF THE ACT, THAT AS AT 3 MAY 2006 CS AND ITS SUBSIDIARIES NO LONGER HAVE A NOTIFIABLE INTEREST IN THE ISSUED SHARE CAPITAL OF THE COMPANY.

SUPPL

Ladbrokes PLC

SECTION 198 NOTIFICATION

LADBROKES PLC ("THE COMPANY") RECEIVED NOTIFICATION ON 19 MAY 2006, PURSUANT TO PART VI OF THE COMPANIES ACT 1985, FROM CREDIT SUISSE ("CS") THAT AS AT 17 MAY 2006 THE INTERESTS OF THE CS COMPANIES LISTED BELOW HAVE INCREASED TO 19,386,037 ORDINARY SHARES OF 28⅓P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 3.11% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

CS HAVE ADVISED THAT THE REGISTERED HOLDERS AND NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:-

	SHARES
CREDIT SUISSE SECURITIES (EUROPE) LIMITED	18,235,973
CREDIT SUISSE INTERNATIONAL	1,150,064
TOTAL	19,386,037

Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN FULLY PAID ORDINARY SHARES OF 28⅓P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN:

DIRECTORS	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*NO. OF DIVIDEND SHARES AWARDED*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
CHRISTOPHER BELL	19	9	0	1,438
JOHN O'REILLY	19	9	0	1,438
PDMRs				
MIKE O'KANE	19	9	0	1,438
MICHAEL NOBLE	19	9	0	1,438

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 22 MAY 2006 AT 389.50P PER SHARE

2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.

Ladbrokes PLC

COMPANIES ACT 1985 ("THE ACT")

SECTION 198 NOTIFICATION

LADBROKES PLC ("THE COMPANY") RECEIVED NOTIFICATION YESTERDAY FROM CREDIT SUISSE ("CS"), PURSUANT TO PART VI OF THE ACT, THAT AS AT 18 MAY 2006 CS AND ITS SUBSIDIARIES NO LONGER HAVE A NOTIFIABLE INTEREST IN THE ISSUED SHARE CAPITAL OF THE COMPANY.